

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 18, 2007

<u>Via U.S. Mail</u>

Mr. David E. Grose, Chief Financial Officer
Quest Energy Partners, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma 73120

> **Re:** **Quest Energy Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 6, 2007**
> **File No. 333-144716**

Dear Mr. Grose:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.	We note your responses to our previous comments 2 through 4 and remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new disclosure, including any additional proposed artwork or graphics.

2.	We note that we have requested your most recent engineering report. We may have further comments upon our review of such report.

Summary, page 1

3.   We note your response to our previous comment 5. Please include your explanation of the term "growth-oriented" and how it relates to you in your registration statement.

Adjusted EBITDA, page 18

4.   We have reviewed your amended disclosure provided in response to comment 10 of our letter dated August 17, 2007 and do not believe this revised disclosure adequately demonstrates the usefulness of Adjusted EBITDA, which excludes the recurring amounts related to changes in derivative fair value. Specifically, your disclosure in the second and fourth bullet points relate to other non-GAAP financial measures, which do not justify the disclosure of Adjusted EBITDA by association or similarity in calculation. The statement in the third bullet point appears to contradict your disclosure at the end of the immediately preceding full paragraph, which states your measure of Adjusted EBITDA may not be comparable to those disclosed by other companies. Therefore, it does not appear appropriate to state your calculation of Adjusted EBITDA is useful to your investors simply because other companies have also disclosed this measure. We again refer you to the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003, which provides specific areas to consider for disclosure in order to demonstrate the usefulness of a non-GAAP financial measure that excludes recurring items. Please revise your disclosures accordingly.

Operations and Revenues, page 65

Gas and Oil Revenues, page 68

5.   We note your responses 28 and 29. Indicate the "breakeven price" for natural gas that will permit you to make cash distributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005 and 2006

Operating Expenses, page 96

6.   We note you revised your disclosure to include a tabular presentation of your operating results for each period. Please revise your disclosure related to operating expenses to discuss the total amount as they are reflected in each table.

Executive Compensation Discussion and Analysis, page 137

7.   We note your response to prior comment 54. If the targets have been set, identify them for us and provide with a detailed analysis as to how disclosure of these targets would cause you competitive harm. See Instruction 4 of Item 402(b) of Regulation S-K and Section II.B.2 of Release No. 33-8732A, including footnote 94, for further guidance.

General Partner's Right to Reset Incentive Distribution Levels, page 78

8.   We note your response to our previous comment 32. Please include a hypothetical that shows the effect of the reset of the incentive distribution levels by the holder of the incentive distribution rights.

Critical Accounting Policies and Estimates, page 106

9.   We note your response to our prior comment 42 and your revised disclosure in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements. However, your disclosures do not provide the reader with an understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of derivative and hedging activities and gas and oil properties do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates. Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

Legal Proceedings, page 130

10.   We note your new disclosure regarding the Hugo Spiecker litigation. In the first sentence, you reference "certain alleged mineral and/or overriding royalty interests owners." This language suggests that these parties may not actually own these interests, however you do not address that in your disclosure. Please advise or revise.

Unaudited Pro Forma Financial Statements, pages F-3 – F-5

11.   We note your adjustments to remove the predecessor partners' capital of $67,987 does not equal the adjustments to create the common units, subordinated units and general partner interests to related entities as detailed in note (g). We also note your adjustments to common units issued to the public in notes (e) and (f) do not equal the amounts discussed in the notes. It appears certain adjustments in your partners' capital continue to be netted. Please revise your pro forma adjustments

column to provide all adjustments on a gross basis.

12.   We note your response to our prior comment 64. Please revise to provide the required SFAS No. 69 disclosure on a pro forma basis or disclose that there are no pro forma adjustments to your historical disclosure and provide a cross-reference to the historical data.

Carve Out Balance Sheets, page F-9

13.   We note your response to our prior comment 65. Tell us why there is an impairment provision balance within accumulated depreciation, depletion and amortization and why the impairment has not been applied against specific oil and gas properties within the properties being amortized and properties not being amortized balances on your balance sheet.

14.   Tell us why the cash balance and partners capital have increased in your amended S-1 from zero to $21,334 for the year ended December 31, 2006. In addition, we note your independent accountants revised and updated the date of their opinion on page F-8. Tell us how you and your independent accountants determined the financial statements should not have been marked as restated with appropriate footnote disclosures detailing the adjustments made since their presentation in the initial filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Buskirk
     R. Carroll
     R. Winfrey
     J. Madison

     Via facsimile:
     Patrick Respeliers
     (816) 412-8174